SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
Rule 13e-3 Transaction Statement Under
Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3)

R-B RUBBER PRODUCTS, INC.
(Name of Issuer)

R-B RUBBER PRODUCTS, INC.
DASH MULTI-CORP., INC.
 MARVIN S. WOOL
(Name of Persons Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

74270104
(CUSIP Number of Class of Securities)

Marvin S. Wool
Dash Multi-Corp., Inc.
2500 Adie Road
Maryland Heights, Missouri 63043
Telephone: (314) 432-3200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

COPY TO:
Thomas A. Litz, Esq.
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101
Telephone: (314) 552-6000

                This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

                Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

                Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$2,998,876	$275.90

*

Determined by (i) multiplying 967,125 (the number of outstanding shares of Common Stock of R-B Rubber Products, Inc. not owned by Dash Multi-Corp., Inc.) by $2.80 per share and (ii) adding the difference between $2.80 and the respective exercise prices of outstanding options to purchase 360,240 shares of Common Stock of R-B Rubber Products, Inc.

**	Determined pursuant to Rule 0-11(b), as amended.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $275.90	Filing Party: R-B Rubber Products, Inc.
Form or Registration No.: Preliminary Schedule 14A	Date Filed: September 20, 2002

INTRODUCTION

This Amendment No. 3 is the final amendment (“Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on September 20, 2002, as amended (the “Schedule 13E-3”), and is being filed jointly by R-B Rubber Products, Inc., an Oregon corporation (“RBBR”), Dash Multi-Corp., Inc., a Missouri corporation (“Dash”), and Marvin S. Wool, Chairman of RBBR and majority beneficial shareholder of Dash, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder.  All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3.

This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act to report the results of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 13, 2002 (the “Merger Agreement”), by and among Dash, RBBR and R-B Acquisition Corp., an Oregon corporation and wholly-owned subsidiary of Dash (“Acquisition Corp.”).  Pursuant to the terms of the Merger Agreement, Acquisition Corp. was merged with and into RBBR (the “Merger”) with RBBR as the surviving corporation in the Merger (the “Surviving Corporation”).  Acquisition Corp. is not a filing party of this Final Amendment because it no longer exists as a corporation as a result of the Merger, which was consummated on January 10, 2003.

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At a special meeting held on January 8, 2003, RBBR’s shareholders approved the Merger Agreement.  RBBR issued a press release announcing the completion of the Merger on January 10, 2003.  The Merger became effective on January 10, 2003.  On January 17, 2003, RBBR filed a certification on Form 15, as amended, pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of RBBR common stock, no par value (“Common Stock”), and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

Pursuant to the Merger, (a) each share of RBBR’s Common Stock issued and outstanding at the effective time of the Merger (other than any shares as to which dissenters’ rights of appraisal were perfected under applicable law and shares owned directly or indirectly by Dash (“Dash Owned Shares”) was converted into the right to receive a cash payment of $2.80 per share (the “Merger Consideration”); (b) each Dash Owned Share continued to be outstanding after the Merger and represents a share of the Surviving Corporation; and (c) each option to acquire Common Stock of RBBR with an exercise price less than the Merger Consideration was converted into the right to receive the difference between the Merger Consideration and the exercise price of the option multiplied by the number of shares covered by the option.  As a result of the Merger, Dash owns 100% of the capital stock of the Surviving Corporation.

This Final Amendment incorporates by reference the information contained in the Schedule 13E-3 and the definitive proxy statement filed by RBBR on November 22, 2002 (“Proxy Statement”).  This Final Amendment is intended to satisfy the requirements of Section 13(e) of the Exchange Act.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

R-B RUBBER PRODUCTS, INC.

By:	/s/ Gregory J. Divis
Name:	Gregory J. Divis
Title:	President

DASH MULTI-CORP., INC.

By:	/s/ Marvin S. Wool
Name:	Marvin S. Wool
Title:	President

Marvin S. Wool

Dated: January 28, 2003

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